EXHIBIT 3.23

STATE CORPORATION COMMISSION

Richmond, April 21, 2003

This is to certify that the certificate of organization of

NMGP, LLC

was this day issued and admitted to record in this office and that the said limited liability company is authorized to transact its business subject to all Virginia laws applicable to the company and its business.

Effective date: April 21, 2003

State Corporation Commission Attest: /s/ Joel H. Peck Clerk of the Commission

CIS0313